OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Carrington Laboratories, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
144525102
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	144525102	Page	2	of	4 Pages

1	NAMES OF REPORTING PERSONS: Sam N. Wilson, Jr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	5	SOLE VOTING POWER:

NUMBER OF		464,481 shares[1]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		347,200 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		464,481 shares[1]

WITH:	8	SHARED DISPOSITIVE POWER:

347,200 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

811,681 shares[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.2%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

BD

1 Includes 420,000 shares of Common Stock issuable upon the exercise of immediately exercisable warrants with the percentage of ownership calculated based upon an aggregate of 10,884,269 shares outstanding as of November 9, 2006 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, and assuming the exercise of the warrants to purchase 420,000 shares by the reporting person.

Sam N. Wilson, Jr.	Page 3 of 4 pages

Item 1.	(a) Name of Issuer: Carrington Laboratories, Inc.

(b) Address of Issuer’s Principal Executive Offices:
2001 Walnut Hill Lane, Irving, Texas 75038

Item 2.	(a) Name of Person Filing: Sam N. Wilson, Jr.

(b) Address of Principal Business Office or, if none, Residence:
3617 Caruth Blvd., Dallas, Texas 75225

(c) Citizenship: USA

(d) Title of Class of Securities: Common Stock, $.01 par value

(e) CUSIP Number: 144525102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☑ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3I(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number of percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned: 811,681 shares

(b) Percent of Class: 7.2%

(c) Number of Shares as to Which Such Person Has:

Sam N. Wilson, Jr.	Page 4 of 4 pages

(i) Sole Power to Vote or Direct the Vote: 464,481 shares

(ii) Shared Power to Vote or Direct the Vote: 347,200 shares

(iii) Sole Power to Dispose or to Direct the Disposition of: 464,481 shares

(iv) Shared Power to Dispose or to Direct the Disposition of: 347,200 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

(a)	By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/12/07
Date

/s/ Sam N. Wilson, Jr.
Sam N. Wilson, Jr.